SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form  20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA sells its holdings of 24.37% in BANCO ATLANTICO

2.	BBVA: third interim dividend 2003

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENTS:

BBVA sells its holdings in BANCO ATLÁNTICO

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. has undertaken irrevocably to sell its holdings of 24.37% in BANCO ATLÁNTICO, S.A. to BANCO DE SABADELL, S.A., which on December 22nd submits to the CNMV (the Spanish Securities and Investments Board) a public takeover bid for 100% of the BANCO ATLÁNTICO share capital.

The public takeover bid that the BANCO DE SABADELL has announced its intention of drawing up will offer a payment of 71.79 euros for each BANCO ATLÁNTICO share, and will be subject to acceptance by at least 67% of the latter’s capital.

THIRD INTERIM DIVIDEND FOR YEAR 2003

The BBVA Board of Directors has approved the payment of a gross interim dividend against 2003 results: euros 0.09 for each of all current issued shares in circulation (3,195,852,043). The amount of this dividend is the same of the first and second interim dividend distributed, and it will be paid on the 12th of January 2004.

➢	Gross dividend:	euros 0.09

➢	Net dividend:	euros 0.0765 (withholding tax 15%)

Business days:

è	Payment:	Monday, January 12th, 2004

è	Ex-dividend:	Monday, January 12th, 2004

è	Record:	Friday, January 9th, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date:	December, 22nd 2003	By:	/s/ Javier MALAGON NAVAS

Name: Javier MALAGON NAVAS
Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.